Exhibit 21.1

Legal Name	State of Organization
Deciphera Pharmaceuticals, LLC	Delaware
DRAGSA 20 LLC	Delaware
NLV-3 Deciphera, Inc.	Delaware
NLV-G Deciphera, Inc.	Delaware
SVLS-Deciphera, Inc.	Delaware
Redmile Deciphera Holdings, Inc.	Delaware
Deciphera Pharmaceuticals Securities Corporation	Massachusetts